Exhibit (a) (iv)

March 13, 2003

All Employees

The Stock Option Exchange Program begins today.

The purpose of this e-mail is to notify you that the “Offer to Exchange” documents are available on the Company’s intranet site at

http://inside.openwave.com/human_resources/compensation/stock_exchange/

The Exchange Program Documents describe the program in detail. You should carefully read these documents because they contain important information about the exchange offer.

The Stock Option Exchange Program offers eligible employees the opportunity to voluntarily cancel outstanding underwater stock options previously granted to them in exchange for replacement stock options to purchase a specified number of shares at a future date.